                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                    American Medical Systems Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  02744M 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02744M 10 8                 13G                      PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Warburg, Pincus Equity Partners, L.P.             I.D. #13-3986317
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        0
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   13,885,402
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        0
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    13,885,402
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        13,885,402
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        43.5%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

CUSIP NO. 02744M 10 8               13G                        PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Warburg, Pincus & Co.                           I.D. #13-6358475
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        New York
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        0
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   13,885,402
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        0
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    13,885,402
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        13,885,402
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        43.5%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

CUSIP NO. 02744M 10 8                 13G                      PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Warburg Pincus LLC (formerly known as
        E.M. Warburg, Pincus & Co. LLC)                   I.D. #13-3536050
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        New York
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        0
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   13,885,402
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        0
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    13,885,402
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        13,885,402
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        43.5%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               The name of the issuer is American Medical Systems Holdings, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the principal executive offices of the Issuer is 10700 Bren Road West, Minnetonka, Minnesota 55343.

Item 2(a).     Name of Persons Filing:

               This Amendment No. 1 to Schedule 13G is being filed by and on behalf of (a) Warburg, Pincus Equity Partners, L.P. ("WPEP"); (b) Warburg, Pincus & Co. ("WP"); and (c) Warburg Pincus LLC. ("WP LLC"). WP is the sole general partner of WPEP. WPEP is managed by WP LLC. Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control both WP and WP LLC. WPEP, WP and WP LLC are collectively referred to herein as the "Reporting Persons."

Item 2(b).     Address of Principal Business Office:

               The principal business address of each of the Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

Item 2(c).     Citizenship:

               WPEP is a Delaware limited partnership, WP is a New York general partnership and WP LLC is a New York limited liability company.

Item 2(d).     Title of Class of Securities:

               The class of equity securities to which this Amendment No. 1
               Schedule 13G relates is the common stock, par value $0.01 per share, of the Issuer (the "Common Stock").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Common Stock is 02744M 10 8.

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:

               (a)  [ ] Broker or Dealer registered under Section 15 of the
                        Securities Exchange Act of 1934 (the "Act").

               (b)  [ ] Bank, as defined in Section 3(a)(6) of the Act.

               (c)  [ ] Insurance Company, as defined in Section 3(a)(19) of the
                        Act.

               (d)  [ ] Investment Company registered under Section 8 of the
                        Investment Company Act of 1940.

               (e)  [ ] Investment Advisor registered under Section 203 of the
                        Investment Advisers Act of 1940.

               (f)  [ ] Employee Benefit Plan, Pension Fund, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

               (g)  [ ] Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7).

               (h)  [ ] Savings Associations, as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

               (i)  [ ] Church Plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

               (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


               Not Applicable.

Item 4.        Ownership:

         (a) Amount beneficially owned: Each of WPEP, WP and WP LLC (individually as "Entity" and collectively the "Entities") may be deemed to own beneficially 13,885,402 shares of the Common Stock of the Issuer. WPEP is the record owner of 13,885,402 shares of the Common Stock. By virtue of the affiliate relationships among the Entities, each Entity may be deemed to own beneficially all of the shares described in this Amendment No. 1 to Schedule 13G. Hence, each Entity may be deemed to beneficially own 13,885,402 shares of the Common Stock of the Issuer.

         (b) Percent of class: Each of WPEP, WP and WP LLC beneficially own 43.5%. The foregoing percentage was calculated based on the 31,904,426 shares of Common Stock reported to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the quarter ended September 29, 2001.

         (c) Number of shares as to which each of WPEP, WP and WP LLC has:

             (i)   Sole power to vote or to direct the vote.........................            0

             (ii)  Shared power to vote or to direct the vote.......................   13,885,402

             (iii) Sole power to dispose or to direct the disposition of............            0

             (iv)  Shared power to dispose or to direct the disposition of..........   13,885,402

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not Applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable.

Item 9.           Notice of Dissolution of Group:

                  Not Applicable.

Item 10.          Certification:

                  Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 4, 2002.

Warburg, Pincus Equity Partnership, L.P.

         By: Warburg, Pincus & Co., General Partner

         By:      /s/ Scott A. Arenare
             ------------------------------------------------
                  Scott A. Arenare, Partner


Warburg, Pincus & Co.

         By:      /s/ Scott A. Arenare
             ------------------------------------------------
                  Scott A. Arenare, Partner


Warburg Pincus LLC

         By:      /s/ Scott A. Arenare
             ------------------------------------------------
                  Scott A. Arenare, Managing Director
                  and Member

                                    EXHIBIT 1


         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Amendment No. 1 to Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of common stock of American Medical Systems Holdings, Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  February 4, 2002


Warburg, Pincus Equity Partnership, L.P.

         By: Warburg, Pincus & Co., General Partner

         By:      /s/ Scott A. Arenare
              ------------------------------------------------
                  Scott A. Arenare, Partner


Warburg, Pincus & Co.

         By:      /s/ Scott A. Arenare
              ------------------------------------------------
                  Scott A. Arenare, Partner


Warburg Pincus LLC

         By:      /s/ Scott A. Arenare
              ------------------------------------------------
                  Scott A. Arenare, Managing Director
                  and Member